EXHIBIT 99.1

Brookfield Renewable Acknowledges Announcement by Origin Energy

BROOKFIELD, News, Feb. 21, 2023 (GLOBE NEWSWIRE) -- Brookfield Renewable (NYSE: BEP, BEPC; TSX: BEP.UN, BEPC) notes the announcement today, February 22nd (Australian time), by Origin Energy Limited (“Origin”) (click here) disclosing that Brookfield Renewable and its institutional partners, alongside MidOcean Energy (“MidOcean”), an LNG company formed and managed by EIG, (collectively the “Consortium”) has updated its indictive, conditional and non-binding proposal to acquire all the outstanding shares of Origin for consideration of A$8.90 per share.

As previously disclosed (click here) under the proposed transaction, Brookfield Renewable would acquire Origin’s energy markets business, Australia’s largest integrated generation and retail company, and EIG would acquire Origin’s Integrated Gas division. Brookfield Renewable would pursue this transaction through the Brookfield Global Transition Fund I, which is the largest fund in the world focused on the energy transition.

All parties are working towards signing a scheme of implementation agreement; however, there is no certainty that a transaction on the terms described will be completed.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for decarbonization technologies. Our diversified portfolio consists of hydroelectric, wind, solar, distributed energy and sustainable technology solutions across five continents. Our installed capacity totals approximately 25,400 megawatts and a development pipeline of approximately 110,000 megawatts of renewable power assets, 8 million metric tons per annum (“MMTPA”) of carbon capture and storage, 2 million tonnes of recycled materials and 3 million metric million British thermal units (“MMBtu”) of renewable natural gas projects. Investors can access our portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $800 billion of assets under management.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
+44 7398 909 278	+1 647-484-8525
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of such jurisdiction. No securities regulatory authority has either approved or disapproved the contents of this communication.

This news release contains forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “believe”, “may”, “plan”, “expected”, “growth”, “approximately”, “intend”, “potential”, “can” or the negative version of these words or other variations or comparable of such words and phrases. Forward-looking statements in this news release include statements regarding the parties’ future expectations, beliefs, plans, objectives, assumptions or future events or performance, including with respect to the proposed transaction, the prospects and benefits of the acquisition of Origin’s energy markets business and any other forward-looking statements or information in this news release. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors, including uncertainties as to whether one or more agreements in respect of the proposed transaction will be negotiated and executed; uncertainties as to whether the conditions to the proposed transaction will be satisfied or satisfied on Brookfield Renewable’s anticipated schedule; the timing of the proposed transaction and whether the proposed transaction will be completed; failure to realize contemplated benefits from the proposed transaction; and incurrence of significant costs in connection with the proposed transaction, which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. For further information on these known and unknown risks and other applicable risks and factors, please see the “Risk Factors” included in the Form 20-F of Brookfield Renewable Partners L.P. and Brookfield Renewable Corporation.

The foregoing list of important factors that may affect future results is not exhaustive. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.